                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               CNET NETWORKS, INC.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $.0001 PAR VALUE
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  125 945 10 5
                     --------------------------------------
                                 (CUSIP NUMBER)

                                  SHELBY BONNIE
                             C/O CNET NETWORKS, INC.
                               150 CHESTNUT STREET
                         SAN FRANCISCO, CALIFORNIA 94111
-------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 19, 2000
                     --------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTION 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE FOLLOWING BOX [ ]

NOTE: SCHEDULE FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SECTIONS 240.13d-7(b)
FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               PAGE 1 of 8 PAGES

                                  SCHEDULE 13D


-----------------------
CUSIP NO.  125 945 10 5
-----------------------

 1   NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SHELBY W. BONNIE, individually, and as trustee under a certain trust for the benefit of descendants of Halsey M. Minor.

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     PF

-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
      NUMBER OF
        SHARES                    10,123,284
BENEFICIALLY OWNED BY       --------------------------------------------------
         EACH               8     SHARED VOTING POWER
      REPORTING
        PERSON              --------------------------------------------------
         WITH               9     SOLE DISPOSITIVE POWER
                                  10,123,284
                            --------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,123,284
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.9%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


                               PAGE 2 of 8 PAGES

Item 2. Identity and Background.

               Item 2 of the Statement on Schedule 13D, as amended, to which this amendment relates (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the common shares, $.0001 par value (the "Shares") of CNET Networks, Inc. ("CNET"), is hereby supplemented as follows:

               (a) - (c) and (f) This statement is filed on behalf of the reporting person, Shelby W. Bonnie, an individual and as trustee under a certain trust for the benefit of descendants of Halsey M. Minor. Mr. Bonnie resides in California, and he currently serves as Chief Executive Officer of CNET. The principal business activities of CNET are the operation of television and internet programs providing information on computers, the internet and digital technologies. CNET's principal business address is 150 Chestnut Street, San Francisco, California 94111.

               (d) None.

               (e) None.

Item 4. Purpose of Transaction.

               On July 19, 2000, Ziff-Davis Inc. ("Z-D"), CNET and TD Merger Sub, Inc. ("Merger Sub") announced that they had entered into a Merger Agreement, dated as of July 19, 2000 (the "Merger Agreement"). The merger agreement provides for the merger of Merger Sub with and into Z-D with Z-D surviving the merger (the "Transaction").

               As a result of the merger, each share of ZD common stock (NYSE:
ZD) will convert into 0.3397 shares of CNET common stock and each share of ZDNET common stock (NYSE: ZDZ) will convert into 0.5932 shares of CNET common stock.

               Consummation of the Transaction is subject to various conditions, including the approval of the shareholders of Z-D and CNET and the receipt of required regulatory approvals. In connection with the execution of the Merger Agreement, Shelby Minor (the "Stockholder") entered into a voting agreement, pursuant to which the Stockholder has agreed to vote for approval of the Transaction.

               The Voting Agreement (as defined below), is incorporated herein by reference into this Item 4, and the foregoing description of such document and the transactions contemplated therein are qualified in their entirety by reference to such exhibit.


Item 5. Interest in Securities of the Issuer.


               Item 5 of the Statement on Schedule 13D, as amended, to which this amendment relates (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities



                               PAGE 3 of 8 PAGES

Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the common shares, $.0001 par value (the "Shares") of CNET Networks, Inc., is hereby supplemented as follows:

               (a) Mr. Bonnie beneficially owns 10,123,284 Shares (which includes 29,740 Shares held by a trust of which Mr. Bonnie is a beneficiary), which represents approximately 11.9% of the outstanding Shares. In addition, Mr. Bonnie serves as a trustee for a trust for the benefit of Mr. Halsey M. Minor's descendants, which owns 332,000 shares. Mr. Bonnie disclaims beneficial ownership of the 332,000 shares held by the trust and such shares are not included in the aggregate amount beneficially reported by Mr. Bonnie.

               (b) Mr. Bonnie has sole voting and dispositive power with respect to 10,123,284 shares of the common stock he beneficially owns.

               (c) See Schedule I (attached hereto and incorporated herein by reference).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


               Item 6 of the Schedule 13D is hereby supplemented as follows:

               Concurrently with the execution of the Merger Agreement, Ziff-Davis Inc. and Shelby Bonnie entered into a Voting Agreement, dated as of July 19, 2000 (the "Voting Agreement"). Pursuant to the Voting Agreement, Mr. Bonnie has agreed, among other things, to vote all the outstanding common shares of CNET owned by Mr. Bonnie in favor of the Transaction. In addition, Mr. Bonnie has agreed not to sell, transfer, pledge, encumber, assign or otherwise dispose of CNET common stock owned by Mr. Bonnie at any time prior to the earlier of the termination of the Merger Agreement and the effective time of the Transaction, subject to limited exceptions.

               As an inducement for CNET to enter into the Merger Agreement, CNET, Softbank America Inc., the holder of at least a majority of the issued and outstanding shares of ZD common stock ("Softbank") and Softbank Corp. entered into a stockholder agreement. Pursuant to the stockholder agreement, CNET will appoint to its board of directors one nominee of Softbank. In connection with the execution of the Merger Agreement and the stockholder agreement, Mr. Bonnie agreed that, for so long as Softbank is entitled to nominate a director of CNET, he will vote his shares of CNET common stock in favor of Softbank's designee.

               To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                               PAGE 4 of 8 PAGES

Item 7. Material to be Filed as Exhibits.

Exhibits:

          (1) Voting Agreement dated as of July 19, 2000 between Ziff-Davis and Shelby Bonnie (incorporated by reference to Exhibit 99.4 to CNET's Current Report on Form 8-K dated July 21, 2000).

          (2) Side Letter Agreement, dated as of July 19, 2000, between Softbank America Inc. and Shelby Bonnie.




                               PAGE 5 of 8 PAGES

Signatures

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: July 31, 2000



                                          Shelby Bonnie


                                          by:   /s/ Shelby Bonnie
                                             ----------------------------------
                                                Shelby Bonnie




                               PAGE 6 of 8 PAGES

EXHIBIT INDEX

(1) Voting Agreement dated as of July 19, 2000 between Ziff-Davis and Shelby Bonnie (incorporated by reference to Exhibit 99.4 to CNET's Current Report on Form 8-K dated July 21, 2000).

(2) Side Letter Agreement, dated as of July 19, 2000, between Softbank America Inc. and Shelby Bonnie.






                               PAGE 7 of 8 PAGES

Schedule I

Mr. Bonnie has acquired or disposed of beneficial ownership with respect to the following CNET common stock since the filing of his original Schedule 13D:

------------------------  ----------------------------  --------------------  ------------------------
Date of Transaction       Type of Transaction           Amount of Securities  Price Per Share/Exercise
                                                                              Price
------------------------  ----------------------------  --------------------  ------------------------
July 29, 1998             Sale                          15,000                $56.00
------------------------  ----------------------------  --------------------  ------------------------
July 30, 1998             Sale                          60,000                $54.00
------------------------  ----------------------------  --------------------  ------------------------
November 3, 1998          Sale                          10,000                $40.875
------------------------  ----------------------------  --------------------  ------------------------
November 4, 1998          Sale                          36,000                $40.5694
------------------------  ----------------------------  --------------------  ------------------------
November 5, 1998          Sale                          29,000                $40.8664
------------------------  ----------------------------  --------------------  ------------------------
February 16, 1999         Sale                          20,000                $122.4650
------------------------  ----------------------------  --------------------  ------------------------
February 17, 1999         Sale                          16,200                $121.4956
------------------------  ----------------------------  --------------------  ------------------------
February 18, 1999         Sale                          1,500                 $124.5625
------------------------  ----------------------------  --------------------  ------------------------
February 19, 1999         Sale                          12,300                $110.5254
------------------------  ----------------------------  --------------------  ------------------------
April 28, 1999            Stock Option - Right to Buy   400,000               $58.6875
------------------------  ----------------------------  --------------------  ------------------------
May 11, 1999              Sale                          68,000                $129.8787
------------------------  ----------------------------  --------------------  ------------------------
May 13, 1999              Sale                          29,000                $124.2414
------------------------  ----------------------------  --------------------  ------------------------
May 14, 1999              Sale                          2,000                 $117.00
------------------------  ----------------------------  --------------------  ------------------------
May 17, 1999              Sale                          11,000                $121.5192
------------------------  ----------------------------  --------------------  ------------------------
November 8, 1999          Sale                          200,000               $49.3459
------------------------  ----------------------------  --------------------  ------------------------
February 17, 2000         Sale                          200,000               $63.3344
------------------------  ----------------------------  --------------------  ------------------------


* Price per share/Exercise price and number of shares are not adjusted for two 2-for-1 stock splits effected on March 8, 1999 and May 28, 1999



                               PAGE 8 of 8 PAGES

July 19, 2000


Softbank America Inc.
10 Langley Road, Suite 403
Newton Center, MA 02459

Ladies and Gentlemen:

Reference is made to (i) the Stockholder Agreement, dated as of July 19, 2000 (the "Stockholder Agreement"), among CNET Networks, Inc. ("Cnet"), Softbank America Inc. ("Softbank") and Softbank Corp. and (ii) the Agreement and Plan of Merger, dated as of July 19, 2000 (the "Merger Agreement"), among Ziff-Davis Inc., CNET Networks, Inc., and TD Merger Sub, Inc.

The undersigned hereby agrees that, from the Effective Time (as defined in the Merger Agreement) until such time as Softbank is no longer entitled to nominate directors pursuant to Section 2.1 of the Stockholder Agreement, it shall vote its shares of Voting Stock (as defined in the Stockholder Agreement) of Cnet in favor of the Designee (as defined in the Stockholder Agreement) of Softbank in each election of directors of Cnet at which a Designee is nominated for election.

This agreement shall become effective at the Effective Time. If the Merger Agreement is terminated prior to the Effective Time then this agreement shall automatically terminate and be of no further force and effect upon termination of the Merger Agreement.

This agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed and performed entirely within such state.


                                             Very truly yours,


                                             /s/  Shelby Bonnie
                                             ----------------------------------
                                             Shelby Bonnie


Acknowledged and Agreed:

SOFTBANK AMERICA INC.



/s/  Ronald D. Fisher
------------------------